Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated March 13, 2012	Registration Statement No. 333-180042
Supplementing the Preliminary
Prospectus Supplement dated March 12, 2012
(To Prospectus dated March 12, 2012)

Medivation, Inc.

2.625% Convertible Senior Notes due 2017

The information in this pricing term sheet relates only to Medivation, Inc.’s offering (the “Offering”) of its 2.625% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus supplement dated March 12, 2012 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 12, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-180042. The Issuer has increased the size of the Offering to $225.0 million aggregate principal amount of Notes (or $258.75 million if the underwriters exercise their option to purchase additional Notes in full). Corresponding changes will be made whenever applicable to the Preliminary Prospectus Supplement.

Issuer:	Medivation, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	MDVN / The NASDAQ Global Market (“NASDAQ”).

Securities Offered:	2.625% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$225,000,000 aggregate principal amount of Notes (or $258,750,000 if the underwriters exercise their option to purchase additional Notes in full).

Maturity Date:	April 1, 2017, unless earlier purchased, redeemed or converted.

Interest Rate:	2.625% per annum, accruing from the Settlement Date.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2012, or if any such day is not a business day, the immediately following business day.

Public Offering Price:	100% of the principal amount of the Notes

NASDAQ Closing Price on March 13, 2012:	$71.41 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 43.5% above the NASDAQ Closing Price on March 13, 2012.

Initial Conversion Price:	Approximately $102.47 per share of the Issuer’s common stock.

Initial Conversion Rate:	9.7586 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Optional Redemption:	The Issuer may not redeem the Notes prior to April 6, 2015, and no sinking fund is provided for the Notes. On or after April 6, 2015, the Issuer may redeem for cash all or part of the Notes, except for the Notes that the Issuer is required to repurchase in connection with a fundamental change as described in “Description of the Notes—Purchase of Notes at Your Option upon a Fundamental Change” in the Preliminary Prospectus Supplement, but only if the closing sale price of the Issuer’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date the Issuer provides the notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering, after deducting estimated expenses payable by the Issuer and the underwriters’ discount, will be approximately $217,550,000 (or $250,287,500 if the underwriters exercise their option to purchase additional Notes in full).

The Issuer currently intends to use the net proceeds from the Offering for working capital, including the further development and potential commercialization of the Issuer’s product candidates, and other general corporate purposes. The Issuer may also use a portion of the net proceeds to invest in complementary products, technologies or businesses. Pending these uses, the Issuer intends to invest the net proceeds from the Offering primarily in investment-grade, interest-bearing instruments.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer. The information assumes both no exercise and full exercise by the underwriters of their option to purchase additional Notes.

	Per Note	Without option	With option
Public Offering Price	100%	$225,000,000	$258,750,000
Underwriting discount	3%	$6,750,000	$7,762,500
Proceeds, before expenses, to Medivation, Inc.	97%	$218,250,000	$250,987,500

The Issuer estimates that the total expenses of the Offering payable by the Issuer will be approximately $700,000.

Trade Date:	March 14, 2012.

Settlement Date:	March 19, 2012.

CUSIP:	58501N AA9

ISIN:	US58501NAA90

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC, Jefferies & Company, Inc., William Blair & Company, L.L.C. and Leerink Swann LLC.

Adjustment to Conversion Rate Upon a Make-Whole Adjustment Event:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole adjustment event” based on the hypothetical stock prices and effective dates of such make-whole adjustment event:

	Stock Price
Effective Date	$71.41	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$133.22	$140.00	$150.00	$175.00	$200.00
March 19, 2012	4.2450	3.6285	2.9478	2.4357	2.0414	1.7320	1.4850	1.4162	1.2852	1.1215	0.8225	0.6255
April 1, 2013	4.2450	3.5336	2.8132	2.2767	1.8684	1.5519	1.3029	1.2341	1.1044	0.9443	0.6601	0.4807
April 1, 2014	4.2450	3.3251	2.5430	1.9687	1.5403	1.2169	0.9703	0.9038	0.7806	0.6335	0.3910	0.2555
April 1, 2015	4.2450	3.1586	2.2503	1.5532	1.0073	0.5901	0.3016	0.0000	0.0000	0.0000	0.0000	0.0000
April 1, 2016	4.2450	3.0502	2.1008	1.4019	0.8649	0.4219	0.0325	0.0000	0.0000	0.0000	0.0000	0.0000
April 1, 2017	4.2450	2.7414	1.3525	0.2414	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•

between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

in excess of $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•

less than $71.41 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding anything in the Indenture to the contrary, the Issuer may not increase the conversion rate to more than 14.0036 shares per $1,000 principal amount of Notes pursuant to a make-whole adjustment event, though the Issuer will adjust such number of shares for the events for which it must adjust the conversion rate, as described in “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus, each dated March 12, 2012) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling 1-800-831-9146.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus, each dated March 12, 2012. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.